                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                                   SCHEDULE TO
          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            -------------------------

                                (AMENDMENT NO. 5)

                           BERLITZ INTERNATIONAL, INC.
                       (Name of Subject Company (Issuer))

                               BENESSE CORPORATION
                      BENESSE HOLDINGS INTERNATIONAL, INC.
                       (Name of Filing Persons (Offerors))

                           BERLITZ INTERNATIONAL, INC.
                        (Name of Filing Person (Issuer))

                                SOICHIRO FUKUTAKE
                     (Name of Filing Person (Other Person))

                          COMMON STOCK, PAR VALUE $.10
                           (Title Class of Securities)

                                   08490010-9
                      (CUSIP Number of Class of Securities)

                               MR. KAZUO YAMAKAWA
                               BENESSE CORPORATION
                         3-7-17 MINAMIGATA, OKAYAMA-SHI
                                 700-8686 JAPAN
                                (81)(86) 221-5215

      (Name, Address and Telephone Numbers of Person Authorized to Receive
             Notices and Communications on Behalf of Filing Persons)

                                   Copies to:

      MARILYN SELBY OKOSHI, ESQ.                   DAVID K. LAKHDHIR, ESQ.
          COUDERT BROTHERS              PAUL, WEISS, RIFKIND, WHARTON & GARRISON
     1114 AVENUE OF THE AMERICAS               1285 AVENUE OF THE AMERICAS
    NEW YORK, NEW YORK 10036-7703               NEW YORK, NY 10019-6064
      TELEPHONE: (212) 626-4400                 TELEPHONE: (212) 373-3000

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
       Transaction Valuation*                      Amount of Filing Fee**
--------------------------------------------------------------------------------
           $ 38,501,067                                 $ 7,700.22
--------------------------------------------------------------------------------

* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 2,333,398 shares of common stock, par value $.10 per share (the "Shares"), being all the outstanding Shares as of March 13, 2001 less the number of Shares already owned by Benesse Holdings International, Inc., Benesse Corporation and Mr. Soichiro Fukutake, at a price of $16.50 in cash. ** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

[X] CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid: ........... $ 6,766.85
Form or Registration No.: ......... Schedule TO
Filing Party: ..................... Benesse Corporation and Benesse Holdings International, Inc.
Date Filed: ....................... April 6, 2001

Amount Previously Paid:............ $ 933.37
Form or Registration No.:.......... Amendment No. 4 to Schedule TO
Filing Party:...................... Benesse Corporation, Benesse Holdings International, Inc.,
                                    Soichiro Fukutake and Berlitz International, Inc.
Date Filed: ....................... May 16, 2001

[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS
    MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.
[ ] ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.
[X] GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.
[X] AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                                  SCHEDULE 13D

CUSIP No. 08490010-9

  -----------------------------------------------------------------------------------------------------------------
  1.     NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         BENESSE CORPORATION (FOREIGN CORPORATION - NO IRS ID. NO. ISSUED)

  -----------------------------------------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                          (a)    [    ]
                                                                                                   (b)    [    ]
  -----------------------------------------------------------------------------------------------------------------
   3.    SEC USE ONLY

  -----------------------------------------------------------------------------------------------------------------
   4.    SOURCE OF FUNDS:                                                                          WC
  -----------------------------------------------------------------------------------------------------------------
   5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                                          [    ]
  -----------------------------------------------------------------------------------------------------------------
   6.    CITIZENSHIP OR PLACE OF ORGANIZATION                                                      JAPAN

  -----------------------------------------------------------------------------------------------------------------
  NUMBER OF                       |    7.  |   SOLE VOTING POWER:
  SHARES                          |        |              --
  BENEFICIALLY                    |        |
  OWNED BY EACH                   |        |
  REPORTING PERSON                |        |
  WITH                            |        |
                                  |        |
  -----------------------------------------------------------------------------------------------------------------
                                  |    8.  |   SHARED VOTING POWER:
                                  |        |    11,002,790*
  -----------------------------------------------------------------------------------------------------------------
                                  |    9.  |   SOLE DISPOSITIVE POWER:
                                  |        |             --
  -----------------------------------------------------------------------------------------------------------------
                                  |   10.  |   SHARED DISPOSITIVE POWER:
                                  |        |    11,002,790*
  -----------------------------------------------------------------------------------------------------------------
  11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
          11,002,790*
  -----------------------------------------------------------------------------------------------------------------
  12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                                                          [    ]
  -----------------------------------------------------------------------------------------------------------------
  13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
           98.1%**
  -----------------------------------------------------------------------------------------------------------------
  14.    TYPE OF REPORTING PERSON:                                                                 CO
  -----------------------------------------------------------------------------------------------------------------

* Includes 7,213,138 Shares directly owned by Purchaser (as defined below); 1,664,145 Shares issuable upon conversion of $55 million convertible debentures due 2011; and 2,125,507 Shares validly tendered in response to the Offer (as defined below) and not withdrawn.

** Percentages assume conversion of the $55 million convertible debentures due 2011 held by Purchaser but does not assume conversion of any convertible debentures held by Apollo Investment Fund IV, L.P. and Apollo Overseas Partners IV, L.P.

CUSIP No. 08490010-9

---------------------------------------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        BENESSE HOLDINGS INTERNATIONAL, INC.  (IRS ID. NO.: 13-3697257)
---------------------------------------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                       (a)    [    ]
                                                                                               (b)    [    ]
---------------------------------------------------------------------------------------------------------------
3.      SEC USE ONLY

---------------------------------------------------------------------------------------------------------------
4.      SOURCE OF FUNDS:                                                                       AF
---------------------------------------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                      [    ]
---------------------------------------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION                                                   DELAWARE


---------------------------------------------------------------------------------------------------------------
NUMBER OF                      |    7. |  SOLE VOTING POWER:
SHARES                         |       |
BENEFICIALLY                   |       |                --
OWNED BY EACH                  |       |
REPORTING PERSON               |       |
WITH                           |       |
                               |       |
---------------------------------------------------------------------------------------------------------------
                               |    8. |  SHARED VOTING POWER:
                               |       |   11,002,790*
---------------------------------------------------------------------------------------------------------------
                               |    9. |  SOLE DISPOSITIVE POWER:
                               |       |
                               |       |                --
---------------------------------------------------------------------------------------------------------------
                               |   10. |  SHARED DISPOSITIVE POWER:
                               |       |   11,002,790*
---------------------------------------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON
         11,002,790*
---------------------------------------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                                                                     [     ]
---------------------------------------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         98.1%**
---------------------------------------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON:                                                              CO
---------------------------------------------------------------------------------------------------------------

* Includes 7,213,138 Shares directly owned by Purchaser (as defined below); 1,664,145 Shares issuable upon conversion of $55 million convertible debentures due 2011; and 2,125,507 Shares validly tendered in response to the Offer (as defined below) and not withdrawn.
** Percentages assume conversion of the $55 million convertible debentures due 2011 held by Purchaser but does not assume conversion of any convertible debentures held by Apollo Investment Fund IV, L.P. and Apollo Overseas Partners IV, L.P.

        This Amendment No. 5 (this "Amendment"), the final amendment, amends and supplements the Tender Offer Statement on Schedule TO dated April 6, 2001 (as amended and supplemented, the "Schedule TO") relating to the offer (the "Offer") by Benesse Holdings International, Inc. (the "Purchaser"), a Delaware corporation and wholly owned subsidiary of Benesse Corporation, a corporation organized under the laws of Japan ("Parent"), to purchase all outstanding shares of common stock, par value $.10 per share (the "Shares"), of Berlitz International, Inc. ("Berlitz") (other than those Shares held by Purchaser, Parent and Mr. Soichiro Fukutake, the President of Parent and the Chairman of Purchaser), at a price of $14.50 per Share (which price was subsequently increased to $16.50 per Share), net to the seller in cash (less any required withholding taxes), upon the terms and subject to the conditions set forth in the offer to purchase (the "Offer to Purchase") and in the related letter of transmittal (the "Letter of Transmittal"), copies of which have been filed as Exhibits (a)(1) and (a)(2) to the Schedule TO, respectively.

         All capitalized terms used in this Amendment shall have the meanings ascribed to such terms in the Schedule TO and the Offer to Purchase. The item numbers and responses thereto are in accordance with the requirements of Schedule TO.

         ITEM 8   INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         The Offer expired at 5:00 p.m., New York City time, on Thursday, May 31, 2001. Based upon the final count of the Depositary, 2,125,507 Shares were tendered in response to the Offer and not withdrawn (including 89,300 Shares tendered pursuant to notices of guaranteed delivery) and all such Shares have been accepted for payment by the Purchaser. In accordance with the terms of the Offer, Purchaser has instructed the Depositary to pay promptly the offer price of $16.50 per Share for each Share accepted for payment.

         In order to consolidate the Share ownership of the Benesse Group, Parent has contributed its Shares to Purchaser in return for additional Purchaser common stock and Mr. Soichiro Fukutake has contributed his Shares to Purchaser in return for one share of Purchaser's redeemable preferred stock pursuant to a pre-agreed oral arrangement which has been memorialized in a Stock Purchase Agreement, a copy of which is filed as Exhibit (d)(8) to the Schedule TO. Together with the purchase of Shares tendered in the Offer, Purchaser currently owns 97.8% of the outstanding Shares.

         Purchaser intends to acquire the remaining Shares through a binding share exchange ("Share Exchange") under Section 913(g) of the New York Business Corporation Law (the "NYBCL") pursuant to which all outstanding Shares which are not owned by Purchaser will be converted, subject to certain appraisal rights under the NYBCL, into the right to receive the same cash amount of $16.50 per Share as was paid in the Offer. Immediately following the effective date of the Share Exchange, Purchaser will own 100% of the then outstanding Shares.

         In connection with the Share Exchange, Purchaser is mailing the remaining shareholders of Berlitz a Plan of Exchange of Shares, Letter of Transmittal for the Share Exchange, Notice of Share Exchange and Appraisal Rights and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 which are filed as Exhibits (a)(16) to (a)(19), respectively, to the Schedule TO.

         ITEM 12.   EXHIBITS

         Item 12 of the Schedule TO is hereby amended and supplemented to include the following information:

         1. Exhibit (a)(15) of the Schedule TO, text of the press release issued by Parent and Purchaser on June 1, 2001.

         2. Exhibit (a)(16) of the Schedule TO, Plan of Exchange of Shares.

         3. Exhibit (a)(17) of the Schedule TO, Letter of Transmittal for the Share Exchange.

         4. Exhibit (a)(18) of the Schedule TO, Notice of Share Exchange and Appraisal Rights.

         5. Exhibit (a)(19) of the Schedule TO, Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

         6. Exhibit (d)(8) of the Schedule TO, Stock Exchange Agreement executed as of June 1, 2001 between Purchaser and Soichiro Fukutake.

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






                               SCHEDULE TO AND SCHEDULE 13E-3

                               BENESSE CORPORATION


                               By:   /s/ Soichiro Fukutake
                               -----------------------------------
                               Name:    Soichiro Fukutake
                               Title:   President



                               BENESSE HOLDINGS INTERNATIONAL, INC.


                               By:   /s/ Soichiro Fukutake
                               -----------------------------------
                               Name:    Soichiro Fukutake
                               Title:   Chairman



                               SCHEDULE 13E-3 ONLY

                               SOICHIRO FUKUTAKE


                               /s/ Soichiro Fukutake
                               -----------------------------------
                               Soichiro Fukutake



                               SCHEDULE 13E-3 ONLY

                               BERLITZ INTERNATIONAL, INC.


                               By:  /s/ Ronald Stark
                               -----------------------------------
                               Name:    Ronald Stark
                               Title:   Vice President, Finance





Dated:   June 1, 2001

                                  EXHIBIT INDEX

The following items are hereby added to the Exhibit Index:

(a) (15)          Text of the press release issued by Parent and Purchaser on June 1, 2001.

(a) (16)          Plan of Exchange of Shares.

(a) (17)          Letter of Transmittal for the Share Exchange.

(a) (18)          Notice of Share Exchange and Appraisal Rights.

(a) (19)          Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(d) (8)           Stock Exchange Agreement executed as of June 1, 2001 between Purchaser and Soichiro Fukutake.